--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                               ------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 CAPITAL ACCUMULATION PLAN OF
                            THE CHUBB CORPORATION, CHUBB & SON INC.
                                 AND PARTICIPATING AFFILIATES

                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                       DECEMBER 31, 1998

                                                            S&P 500      SHORT-TERM       CHUBB          FIXED
                                                             INDEX         INCOME      CORPORATION       INCOME       BALANCED
                                                              FUND          FUND        STOCK FUND        FUND          FUND
                                                            -------      ----------    -----------       ------       --------
                         Investments at fair value
                           (Notes 1 and 3)
                           Common Stock of The Chubb
                             Corporation................            --           --    $107,580,899             --            --
                           Mutual Funds.................  $132,423,032           --              --             --   $28,304,740
                           Fixed Income Securities......            --           --              --   $166,001,126            --
                           Money Market Fund -- Fidelity
                             Retirement Government Money
                             Market.....................            --   $9,526,540              --             --            --
                           Participant Loans............            --           --              --             --            --
                                                          ------------   ----------    ------------   ------------   -----------
                             Net Assets Available for
                               Benefits at December 31,
                               1998.....................  $132,423,032   $9,526,540    $107,580,899   $166,001,126   $28,304,740
                                                          ============   ==========    ============   ============   ===========

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 YEAR ENDED DECEMBER 31, 1998

                         Contributions
                           Employees:
                             Participants...................................  $    148,373   $   10,040    $    104,124
                             Pay conversion.................................     4,513,134      373,044       4,041,068
                                                                              ------------   -----------   ------------
                                 Total employees............................     4,661,507      383,084       4,145,192
                           Employer Match...................................     2,647,047      266,594       2,547,535
                           Rollovers and transfers from other plans.........     1,835,574      703,513       3,418,088
                           Loan repayments..................................     2,012,686      187,985       2,604,657
                         Interest...........................................            --           --              --
                         Dividends..........................................     2,597,999      452,055              --
                         Net appreciation/(depreciation) in fair value of
                           assets...........................................    26,390,958           --     (15,157,100)
                         Participants' transfer between Funds...............    (1,778,333)   1,893,670      (6,245,653)
                         Distributions to participants......................    (8,492,768)  (1,501,134)     (9,829,800)
                         Forfeitures........................................       (93,971)      36,740         (73,183)
                                                                              ------------   -----------   ------------
                         Increase (decrease) in plan equity during the
                           year.............................................    29,780,699    2,422,507     (18,590,264)
                         Plan equity at December 31, 1997...................  $102,642,333   $7,104,033    $126,171,163
                                                                              ------------   -----------   ------------
                           Plan equity at December 31, 19998................  $132,423,032   $9,526,540    $107,580,899
                                                                              ============   ===========   ============

                         Contributions
                           Employees:
                             Participants...................................  $    173,374   $    51,817
                             Pay conversion.................................     3,718,572     1,572,280
                                                                              ------------   -----------
                                 Total employees............................     3,891,946     1,624,097
                           Employer Match...................................     2,436,484       914,144
                           Rollovers and transfers from other plans.........     4,139,621       528,554
                           Loan repayments..................................     2,534,403       603,936
                         Interest...........................................    10,293,964            --
                         Dividends..........................................            --     2,770,031
                         Net appreciation/(depreciation) in fair value of
                           assets...........................................            --     1,760,441
                         Participants' transfer between Funds...............       (73,999)       14,663
                         Distributions to participants......................   (14,664,217)   (1,097,799)
                         Forfeitures........................................       (22,505)       64,985
                                                                              ------------   -----------
                         Increase (decrease) in plan equity during the
                           year.............................................     8,535,697     7,183,052
                         Plan equity at December 31, 1997...................  $157,465,429   $21,121,688
                                                                              ------------   -----------
                           Plan equity at December 31, 19998................  $166,001,126   $28,304,740
                                                                              ============   ===========

                                    See accompanying notes.

       GROWTH                                                                        OTC
       EQUITY      INTERNATIONAL   EMERGING MARKETS    LONG-TERM       VALUE        GROWTH     PARTICIPANT       TOTAL
        FUND        EQUITY FUND      EQUITY FUND       BOND FUND    EQUITY FUND      FUND         LOANS        ALL FUNDS
       ------      -------------   ----------------    ---------    -----------     ------     -----------     ---------
             --              --               --              --            --            --             --   $107,580,899
     $62,353,720    $16,161,744      $ 6,418,072      $15,081,742   $31,234,168   $6,972,564             --    298,949,782
             --              --               --              --            --            --             --    166,001,126
             --              --               --              --            --            --             --      9,526,540
             --              --               --              --            --            --   $ 19,441,401     19,441,401
     -----------    -----------      -----------      -----------   -----------   ----------   ------------   ------------
     62,353,720
     $              $16,161,744      $ 6,418,072      $15,081,742   $31,234,168   $6,972,564   $ 19,441,401   $601,499,748
     ===========    ===========      ===========      ===========   ===========   ==========   ============   ============

     $  116,880     $    37,985      $    32,753      $   23,894    $  107,875    $    9,967             --   $    817,082
      3,546,725       1,238,723          827,172         697,472     2,677,465       431,512             --     23,638,167
     -----------    -----------      -----------      -----------   -----------   ----------   ------------   ------------
      3,663,605       1,277,708          859,925         721,366     2,785,340       441,479             --     24,455,249
      1,978,152         686,966          478,044         419,198     1,502,702       236,496             --     14,113,362
        733,132         275,134           58,131         898,030       834,143       408,939             --     13,832,859
      1,234,134         447,796          339,200         274,250       932,077       107,656   $(11,278,780)            --
             --              --               --              --            --            --      1,704,675     11,998,639
      4,607,890         615,623          139,007       1,081,819       191,586       290,232             --     12,746,242
      9,881,097       1,314,415       (1,033,611)       (289,162)   (2,742,351)    1,186,131             --     21,310,818
     (2,779,274)       (290,876)      (1,325,581)      4,097,795    (5,396,013)    2,219,900      9,663,701             --
     (2,854,654)     (1,155,082)        (513,313)     (1,101,907)   (2,277,233)     (309,609)    (2,122,192)   (45,919,708)
        (87,646)       (122,162)         (13,743)         (8,577)      (44,432)       (4,962)        (1,539)      (370,997)
     -----------    -----------      -----------      -----------   -----------   ----------   ------------   ------------
     16,376,434       3,049,522       (1,011,941)      6,092,812    (4,214,181)    4,576,262     (2,034,135)    52,166,464
     $45,977,286    $13,112,222      $ 7,430,013      $8,988,930    $35,448,349   $2,396,302   $ 21,475,536    549,333,284
     -----------    -----------      -----------      -----------   -----------   ----------   ------------   ------------
     $62,353,720    $16,161,744      $ 6,418,072      $15,081,742   $31,234,168   $6,972,564   $ 19,441,401   $601,499,748
     ===========    ===========      ===========      ===========   ===========   ==========   ============   ============

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1997

                                                       S&P 500      SHORT-TERM       CHUBB          FIXED
                                                        INDEX         INCOME      CORPORATION       INCOME       BALANCED
                                                         FUND          FUND        STOCK FUND        FUND          FUND
                                                       -------      ----------    -----------       ------       --------
Investments at fair value (Notes 1 and 3)
  Common Stock of The Chubb Corporation............       --            --        $126,171,163        --            --
  Mutual Funds.....................................  $102,642,333       --             --             --        $21,121,688
  Fixed Income Securities..........................       --            --             --        $157,465,429       --
  Money Market Fund -- Fidelity Retirement
    Government Money Market........................       --        $7,104,033         --             --            --
  Participant Loans................................       --            --             --             --            --
                                                     ------------   ----------    ------------   ------------   -----------
    Net Assets Available for Benefits at December
      31, 1997.....................................  $102,642,333   $7,104,033    $126,171,163   $157,465,429   $21,121,688
                                                     ============   ==========    ============   ============   ===========

                                                                                       OTC
     GROWTH EQUITY   INTERNATIONAL   EMERGING MARKETS    LONG-TERM       VALUE        GROWTH     PARTICIPANT      TOTAL
         FUND         EQUITY FUND      EQUITY FUND       BOND FUND    EQUITY FUND      FUND         LOANS       ALL FUNDS
     -------------   -------------   ----------------    ---------    -----------     ------     -----------    ---------
               --              --               --              --            --            --            --   $126,171,163
      $45,977,286     $13,112,222       $7,430,013      $8,988,930    $35,448,349   $2,396,302            --    237,117,123
               --              --               --              --            --            --            --    157,465,429
               --              --               --              --            --            --            --      7,104,033
               --              --               --              --            --            --   $21,475,536     21,475,536
      -----------     -----------       ----------      -----------   -----------   ----------   -----------   ------------
      $45,977,286     $13,112,222       $7,430,013      $8,988,930    $35,448,349   $2,396,302   $21,475,536   $549,333,284
      ===========     ===========       ==========      ===========   ===========   ==========   ===========   ============

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets at December 31, 1998 are held by Fidelity Management Trust Company, as successor trustee to The Chase Manhattan Bank, N.A. in a trust established effective July 1, 1997 for the benefit of the participants of the Plan (the "Trust Fund"). Effective June 1, 1998, the assets of such trust became part of a The Chubb Corporation Master Trust ("Master Trust") along with the assets of the Corporation's Employee Stock Ownership Plan.

     The Trust Fund's assets are valued as follows:

        - The Plan's investment in the Master Trust is stated at fair value, which is the redemption price of the Master Trust's Investments.

        - Marketable equity and debt securities traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Such securities traded in the over-the-counter market are valued at the closing bid price on the last business day of the calendar year.

        - Interests in commingled trust funds, mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

        - Participants' notes are valued at the unpaid principal balances, with maturities ranging from one to ten years. Notes executed during the period January 1, 1984 through September 30, 1989, bear interest at a rate which is one percent less than the 90-day Treasury Bill rate as established by the Federal Reserve Bank at its offering immediately preceding the valuation date next preceding the valuation date on which the loan is made, except that the rate shall not exceed the guaranteed annual rate of return of the Fixed Income Fund for the quarter ending on the applicable valuation date next preceding the valuation date on which the loan is made, nor the maximum rate permitted by applicable law. Notes executed during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Notes executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

        - The Fixed Income Fund is invested substantially or wholly in contracts with one or more banks, insurance companies or other financial institutions under which the Fund receives a specified rate of interest, fixed income securities related to such contracts, securities issued or guaranteed by the United States government or any instrumentality or agency thereof, and other short term instruments designed to provide the Fund with adequate liquidity. The investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The crediting interest rates for both calendar year 1998 and 1997 ranged from 5.91% to 5.37%. Generally, crediting interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the calendar years 1998 and 1997 were 6.65% and 6.7%, respectively. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1998 AND 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

  Administrative and investment management expenses

     All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for brokerage commissions and transfer taxes are expected, but not required to be paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the "Employers" or "Plan Sponsors"). The Plan Administrator, the Profit Sharing Committee, is authorized to charge Participants account maintenance fees.

     In 1998 and 1997, virtually all expenses were paid by the employers on behalf of the Plan.

  Income tax status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 22, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter. The Plan administrator and its counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION

     The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

     The Plan is a defined contribution plan. Generally, each employee is eligible to participate in the Plan either upon the completion of one year of service and the attainment of age 21 or the completion of two years of service.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a bi-weekly basis. Pre-tax contributions are subject to an annual limitation of $10,000 in 1998 and $9,500 in 1997, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. Effective July 1, 1997, one additional fund, the Over The Counter Growth Fund ("OTC Growth Fund") was added to the Plan. Participants may, subject to limitations, transfer their investments between funds at their own request. Generally, the investments of the individual funds are managed by several outside investment managers, subject to the Plan's guidelines.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1998 AND 1997

2.  PLAN DESCRIPTION -- (CONTINUED)
     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in units credited to his or her account attributable to the employer matching contribution and earnings on the employer matching contribution. Service with affiliated non-participating companies is considered in calculating vesting and participation service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions or pay plan expenses.

     A participant may withdraw any amount which does not exceed the aggregate current value of his or her own participant contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's biweekly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in annual installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of annual installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3.  INVESTMENTS

     The Trust Fund is managed by Fidelity Management Trust Company (the "Trustee") successor to the The Chase Manhattan Bank, N.A., effective July 1, 1997, a fiduciary with respect to the Plan under an agreement with the Employers. The Trust Fund's assets are held or accounted for by the Trustee under a master trust agreement effective, June 1, 1998, along with the assets of the Corporation's Employee Stock Ownership Plan. The Trustee and certain investment managers have full discretionary authority for the

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1998 AND 1997

3.  INVESTMENTS -- (CONTINUED)
purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the master trust agreement.

     The following table presents investments. Investments that represent 5 percent or more of the Master Trust's net assets as of December 31, 1998 and of the Plan's net assets at December 31, 1997 are separately identified.

                                         DECEMBER 31, 1998               DECEMBER 31, 1997
                                    ----------------------------    ----------------------------
                                        COST         FAIR VALUE         COST         FAIR VALUE
                                        ----         ----------         ----         ----------
Fixed Income Securities
  Investments in Insurance and
     Bank Contracts...............  $166,001,126    $166,001,126    $157,465,429    $157,465,429
The Chubb Corporation Common
  Stock...........................  $ 55,571,106    $107,580,899    $ 45,605,755    $126,171,163
Mutual Funds
  Spartan U.S. Equity Index
     Fund.........................  $101,348,739    $132,423,032    $ 95,191,945    $102,642,333
  Fidelity Contrafund Fund........    46,380,538      62,353,720      37,881,663      45,977,286
  Strong Schafer Value Fund.......    28,792,835      31,234,168      29,256,569      35,448,349
  Other...........................    71,157,507      72,938,862      54,856,096      53,049,155
                                    ------------    ------------    ------------    ------------
          Subtotal................  $247,679,619    $298,949,782    $217,186,273    $237,117,123
                                    ------------    ------------    ------------    ------------
Money Market Funds................  $  9,526,540    $  9,526,540    $  7,104,033    $  7,104,033
Participant Loans (maturing from
  January 1999 to December 2008
  with interest rates from 7%
  to 11%).........................  $ 19,441,401    $ 19,441,401    $ 21,475,536    $ 21,475,536
                                    ------------    ------------    ------------    ------------
          TOTAL...................  $498,219,792    $601,499,748    $448,837,027    $549,333,284
                                    ============    ============    ============    ============

4.  MASTER TRUST

     At December 31, 1998, the Plan's interest in the total investments of the Master Trust was approximately 75%. Investment income is allocated to the Plan based upon its pro rata share of the funds in the Master Trust.

     In addition to the Plans net assets of $601,499,748, the net assets of the Master Trust totaling $802,402,862 also include additional Common Stock of The Chubb Corporation valued at $200,903,114.

     The change in net assets of the Master Trust totaling $802,402,862 include transfers to the Master Trust of $814,075,227, contributions, loan repayments and transfers (to) from other plans, net of benefit payments of $19,856,539, interest and dividend income of $19,804,774 and net depreciation in fair value of investments, net of administrative expenses of $51,333,678.

5.  UNITS OF PARTICIPATION AND VALUES

     The interest of an employee in the investment chosen is represented by units of participation. Effective July 1, 1997, investment values are reported in shares rather than units, in order for participants to more easily

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1998 AND 1997

5. UNITS OF PARTICIPATION AND VALUES -- (CONTINUED) track fund performance. The number and value of shares or units at the quarterly valuation dates for the years ended December 31, 1998 and 1997 were as follows:

                                                                NUMBER OF                       NUMBER OF      NET ASSET
                                                               SHARES/UNITS     NET ASSET         UNITS          VALUE
                                                                 HELD BY        VALUE PER        HELD BY          PER
                                                               PARTICIPANTS    SHARES/UNIT     PARTICIPANTS       UNIT
                                                              --------------   ------------   --------------   ----------
                                                                    DECEMBER 31, 1998              DECEMBER 31, 1997
                                                              -----------------------------   ---------------------------
S&P 500 Index Fund..........................................    3,012,352.87      $43.96        2,934,314.83     $34.98
Short-Term Income Fund......................................    9,526,539.68        1.00        7,104,032.84       1.00
Chubb Corporation Stock Fund................................   10,801,295.12        9.96       11,106,616.44      11.36
Fixed Income Fund...........................................  166,001,125.99        1.00      157,465,429.30       1.00
Balanced Fund...............................................    1,221,611.58       23.17          986,073.19      21.42
Growth Equity Fund..........................................    1,097,970.07       56.79          986,002.26      46.63
International Equity Fund...................................      912,062.31       17.72          812,909.02      16.13
Emerging Markets Equity Fund................................      829,208.22        7.74          824,640.70       9.01
Long-Term Bond Fund.........................................    1,287,936.97       11.71          754,104.88      11.92
Value Equity Fund...........................................      526,803.31       59.29          554,747.25      63.90
OTC Growth Fund.............................................      159,811.23       43.63           71,638.33      33.45

                                                                   SEPTEMBER 30, 1998             SEPTEMBER 30, 1997
                                                              -----------------------------   ---------------------------
S&P 500 Index Fund..........................................    2,980,426.92      $36.33        2,967,886.55     $34.31
Short-Term Income Fund......................................    9,682,094.86        1.00        6,676,579.05       1.00
Chubb Corporation Stock Fund................................   11,089,330.84        9.62       11,314,927.58      10.65
Fixed Income Fund...........................................  162,783,121.91        1.00      156,678,115.05       1.00
Balanced Fund...............................................    1,076,400.65       22.24          877,376.08      23.07
Growth Equity Fund..........................................    1,001,309.61       49.51          900,187.33      51.61
International Equity Fund...................................      852,751.09       16.01          798,835.59      17.48
Emerging Markets Equity Fund................................      903,580.99       12.46          903,580.99      12.46
Long-Term Bond Fund.........................................    1,057,610.33       12.21          626,313.45      12.22
Value Equity Fund...........................................      527,624.74       49.85          522,217.58      67.29
OTC Growth Fund.............................................      136,664.47       33.86           47,898.67      39.31

                                                                      JUNE 30, 1998                  JUNE 30, 1997
                                                              -----------------------------   ---------------------------
S&P 500 Index Fund..........................................    2,975,808.67      $40.49          264,204.54    $358.31
Short-Term Income Fund......................................    9,151,839.06        1.00           56,603.82     105.34
Chubb Corporation Stock Fund................................   10,762,558.11       12.15          159,491.05     721.76
Fixed Income Fund...........................................  156,487,558.25        1.00        2,763,478.40      57.71
Balanced Fund...............................................    1,063,044.81       23.55        1,155,278.59      15.90
Growth Equity Fund..........................................      995,142.45       54.61        2,212,965.62      18.59
International Equity Fund...................................      859,145.93       18.72          897,771.19      13.99
Emerging Markets Equity Fund................................      813,627.12        6.23          927,161.64      14.50
Long-Term Bond Fund.........................................      863,429.20       12.14          490,132.69      13.08
Value Equity Fund...........................................      562,998.52       66.06        1,557,625.73      18.48
OTC Growth Fund.............................................      100,970.16       39.71            --            --

                                                                     MARCH 31, 1998                 MARCH 31, 1997
                                                              -----------------------------   ---------------------------
S&P 500 Index Fund..........................................    3,001,253.40      $39.69          281,513.33    $304.11
Short-Term Income Fund......................................    8,009,356.05        1.00           60,712.23     104.03
Chubb Corporation Stock Fund................................   10,889,363.69       11.81          168,891.47     580.83
Fixed Income Fund...........................................  158,575,674.52        1.00        2,859,649.97      56.79
Balanced Fund...............................................    1,037,005.10       22.94        1,198,251.47      14.53
Growth Equity Fund..........................................      985,951.66       52.28        2,348,727.40      16.47
International Equity Fund...................................      849,389.65       18.28          961,789.80      12.34
Emerging Markets Equity Fund................................      816,548.43        9.07        1,046,141.02      13.04
Long-Term Bond Fund.........................................      882,999.81       12.12          506,739.95      12.60
Value Equity Fund...........................................      580,141.47       70.20        1,539,665.82      15.98
OTC Growth Fund.............................................       83,005.09       39.66            --            --

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1998 AND 1997

6.  FUND BALANCES DUE PARTICIPANTS

     Amounts allocated to accounts of Participants who have withdrawn from participation in the Plan at December 31, 1998 were $2,309 compared with $19,682 in 1997.

     For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations require that these amounts be reported as liabilities. Distributions to Participants on Form 5500 also differ for this reason.

7.  YEAR 2000 ISSUE (UNAUDITED)

     The Plan Sponsors have developed a plan to modify its internal information technology to be ready for the year 2000 and have begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsors currently expect the project to be substantially complete by mid 1999. The Plan Sponsors do not expect this project to have a significant effect on plan operations.

                                                                 EIN: 13-2595722
PLAN 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1998

                                                     # OF UNITS                    CONTRACT OR
               SECURITY DESCRIPTION                  OR SHARES         COST         FAIR VALUE
               --------------------                  ----------        ----        -----------
Fixed Income Securities
  Chase Manhattan Bank.............................           1    $  4,004,472    $  4,004,472
     Contract #401077, due on 7/15/2002, at 5.92%
  Combined Insurance...............................           1       4,166,896       4,166,896
     Contract #CG1093, due on 6/30/2001, at 6.05%
  CNA Insurance Company............................                  15,159,783      15,159,783
     Contract #GP13027006, due on 12/31/99, at
       7.83%
  CNA Insurance Company............................           1       6,938,350       6,938,350
     Contract #GP13027-016, due on 3/31/99, at
       6.69%
  GE Life of Virginia..............................           1       4,168,809       4,168,809
     Contract #GS3131, due 12/31/2001, at 6.12%
  Hartford Life Insurance Company..................           1       2,679,607       2,679,607
     Contract #GA9655, due in equal maturities on
       3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.92%
  John Hancock Life Insurance Company..............           1      16,304,356      16,304,356
     Contract #7836, due in equal maturities on
       3/31/2000 and 9/30/2000, at 7.33%
  John Hancock Life Insurance Company..............           1       6,963,182       6,963,182
     Contract #8642, due on 3/31/2001, at 6.86%
  Monumental Life Ins. Co. ........................           1       5,118,521       5,118,521
     Contract #BDA00404TR, due 5/8/2002, at 5.16%
  Monumental Life Ins. Co. ........................           1       5,011,095       5,011,095
     Contract #BDA00404TR-3, due 10/15/2004, at
       5.3%
  Monumental Life Ins. Co. ........................           1       3,561,571       3,561,571
     Contract #BDA00602FR, due 6/30/2000, at 6.45%
  Monumental Life Ins. Co. ........................           1      15,196,224      15,196,224
     Contract #BDA00666FR, due 12/31/99, at 7.89%
  Monumental Life Ins. Co. ........................           1       7,323,251       7,323,251
     Contract #BDA00667FR, due 6/30/2000, at 6.33%
  Pacific Mutual Life Insurance Company............           1       8,188,226       8,188,226
     Contract #G-25863-03, due 6/30/99, at 7.34%
  Principal Mutual Life Insurance Company..........           1      16,315,770      16,315,770
     Contract #3-15670, due on 9/30/2000, at 7.35%
  Principal Mutual Life Insurance Company..........           1       7,340,942       7,340,942
     Contract #3-16924, due on 12/31/2000, at 6.41%
  Rabobank Nederland...............................           1       5,053,502       5,053,502
     Contract #CHB109801, due 2/18/2003, at 5.43%
  State Street Bank................................           1       4,023,956       4,023,956
     Contract #98105, due 4/25/2003, at 5.90%
  State Street Bank................................           1       4,083,148       4,083,148
     Contract #98249, due 4/15/2003, at 5.40%
  UBS AG...........................................           1       3,032,277       3,032,277
     Contract #2460, due 6/16/2003, at 5.91%

                                                                 EIN: 13-2595722
PLAN 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1998

                                                     # OF UNITS                    CONTRACT OR
               SECURITY DESCRIPTION                  OR SHARES         COST         FAIR VALUE
               --------------------                  ----------        ----        -----------
  Short Term Interest Fund.........................                  21,367,188      21,367,188
                                                                   ------------    ------------
          Subtotal.................................                $166,001,126    $166,001,126
                                                                   ------------    ------------
  The Chubb Corporation Common Stock...............  10,801,295    $ 55,571,106    $107,580,899
                                                                   ------------    ------------
Mutual Funds
  Colonial Tr VII Newport Tiger Fund Class Z.......     829,208    $  8,515,119    $  6,418,072
  Spartan U.S. Equity Index Fund...................   3,012,353     101,348,739     132,423,032
  Columbia Balanced Fund...........................   1,221,612      25,733,211      28,304,740
  Fidelity Contrafund Fund.........................   1,097,970      46,380,538      62,353,720
  Fidelity Diversified International Fund..........     912,062      15,649,845      16,161,744
  MAS Funds Fixed Income Portfolio.................   1,287,937      15,253,568      15,081,742
  Strong Schafer Value Fund........................     526,803      28,792,835      31,234,168
  OTC Growth Fund..................................     159,811       6,005,764       6,972,564
                                                                   ------------    ------------
          Subtotal.................................                $247,679,619    $298,949,782
                                                                   ------------    ------------
Money Market Funds
  Fidelity Retirement Government Money Market
     Portfolio.....................................   9,526,540    $  9,526,540    $  9,526,540
Participant Loans (Maturities January 1999 to
  December 2008, Rates 7% to 11%)..................                $ 19,441,401    $ 19,441,401
                                                                   ------------    ------------
               TOTAL...............................                $498,219,792    $601,499,748
                                                                   ============    ============

                                                                 EIN: 13-2595722
PLAN 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                   27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1998

                                                                SALE OR        COST OF          NET
                                 NUMBER OF       PURCHASE      REDEMPTION       ASSETS         GAIN
                                TRANSACTIONS      PRICE          PRICE           SOLD         (LOSS)
                                ------------     --------      ----------      -------        ------
Category (iii) -- Series of
  transactions in excess of 5%
  of plan assets:
Chubb Corporation Stock
  Fund........................      504        $ 43,912,970   $ 51,749,127   $ 33,947,619   $17,801,508
Growth Equity Fund............      502        $ 19,955,659   $ 13,460,321   $ 11,456,784   $ 2,003,535
International Equity Fund.....      495        $ 20,211,226   $ 18,476,120   $ 18,307,443   $   168,676
S&P 500 Fund..................      504        $ 30,258,837   $ 26,969,095   $ 24,202,043   $ 2,767,052

There were no category (i) or (ii) or (iv) reportable transactions during 1998.

                         REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 1998 and 1997, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates at December 31, 1998 and 1997 and the Changes in its Net Assets Available for Plan Benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ERNST & YOUNG LLP

New York, New York
June 25, 1999

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8:
No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No. 33-49232)
pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated June 25, 1999 with respect to the financial statements and schedules of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                          ERNST & YOUNG LLP

New York, New York
June 25, 1999

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                                 By:      DONALD B. LAWSON
                                                      DONALD B. LAWSON, A MEMBER
                                                    OF THE
                                                    PROFIT SHARING COMMITTEE

Dated:  June 25, 1999